I. Change in Ownership of Principal Shareholder

Please be advised of a change in the number of common shares owned by one of the major shareholders of KT Corporation (the “Company”). The change is as follows:

1. Details of Change

Shareholder	Date of change	Reason of change	Shares before change	No. of shares	Shares after change
				changed
National Pension Service	March 27, 2009	Acquired in market	18,028,759	2,743,906	20,772,665

2. Details of Principal Shareholders

Shareholder	Shares owned	Percent of issued shares (%)
National Pension Service	20,772,665	7.59
KT Corporation (treasury shares)	71,497,810	26.14